UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

William Neil
Chief Financial Officer and Acting Chief Executive Officer
Peerless Systems Corporation
2361 Rosecrans Avenue Suite 440
El Segundo, California 90245
(310)-536-0908

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

September 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peerless Systems Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP[1]	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,070,355(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,070,355(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,070,355(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%(1)
14	TYPE OF REPORTING PERSON CO

(1)
Includes 1,615,241 warrants ("Warrants") of Highbury Financial Inc. ("Highbury"). Each Warrant entitles the holder to purchase one share of common stock, par value $0.0001 per share, of Highbury (the "Common Stock"). Also includes 500 units of Highbury ("Units"). Each Unit is comprised of one share of Common Stock and two Warrants.

CUSIP No. 42982Y109

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy E. Brog
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,070,355(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,070,355(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,070,355(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%(1)
14	TYPE OF REPORTING PERSON IN

(1)
All securities set forth in this Schedule 13D are owned directly by Peerless Systems Corporation, a company of which Timothy E. Brog  (“Mr. Brog”) is a director.  Mr. Brog has been nominated by Peerless for election as a director of Highbury.  Due to such nomination, Mr. Brog may be deemed to beneficially own the Highbury securities directly owned by Peerless.  Mr. Brog disclaims ownership of all such securities.  Includes 1,615,241 Warrants and 500 Units.

This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 11, 2009, as amended by Amendments No. 1 to 5 (the "Schedule 13D"), by Peerless Systems Corporation ("Peerless") with respect to the securities of Highbury. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 2.            Identity and Background.

The first paragraph of Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

“This Statement is being filed by Peerless Systems and Mr. Brog. The address of each of the filing persons is 2361 Rosecrans Avenue Suite 440, El Segundo, California 90245. Exhibit B sets forth the names, business addresses, and present principal occupations of each director and executive officer of Peerless.”

Item 4.            Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

”Peerless has sent a letter, dated September 9, 2009, to the Corporate Secretary of Highbury nominating Mr. Brog for election as a director of Highbury at the next annual meeting of stockholders of Highbury (the “Annual Meeting”).  In the letter, Peerless has also made the following two precatory proposals for consideration at the Annual Meeting:

1.	To Recommend that Highbury’s Board of Directors Amend the Restated Certificate of Incorporation and Amended and Restated By-Laws, as Amended, to Eliminate the Classified Board of Directors.

2.
To Recommend that Highbury’s Board of Directors Immediately Redeem all Rights Under Highbury’s Rights Agreement, dated as of August 10, 2009, and that the Board of Directors obtain Prior Stockholder Approval of any Future Implementation of a Poison Pill.”

Item 5.            Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

“All securities set forth in this Schedule 13D are owned directly by Peerless, a company of which Mr. Brog is a director.  Mr. Brog has been nominated by Peerless for election as a director of Highbury.  Due to such nomination, Mr. Brog may be deemed to beneficially own such securities.  Mr. Brog disclaims ownership of all such securities.”

Item 7.            Materials to be Filed as Exhibits.

Exhibit 10.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2009

PEERLESS SYSTEMS CORPORATION

By: /s/ William Neil
Name: William Neil
Title: Chief Financial Officer and Acting Chief Executive Officer

/s/ Timothy E. Brog
TIMOTHY E. BROG